Transax International Limited

8th Floor, 5201 Blue Lagoon Drive

Miami, Florida 33126

Tel: (305) 629-3090

November 13, 2008

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re:	Transax International Limited

Form SB-2/A Registration Statement filed on October 18, 2006

File No. 333-133937

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the “1933 Act”), please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the “SEC”) for an order permitting Transax International Limited (the “Registrant”) to withdraw the Registration Statement on Form SB-2/A, filed by the Registrant on October 18, 2006 (the “Registration Statement”).

The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal.

Sincerely,

/s/ Stephen Walters

Stephen Walters

President and Chief Executive Officer